UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): November 17, 2023

ELEVATE.MONEY REIT I, INC.

(Exact name of issuer as specified in its charter)

Maryland	85-1856425
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4600 Campus Drive, Suite 201, Newport Beach, CA 92660	92660
(Full mailing address of principal executive offices)	(ZIP Code)

(949) 606-9897

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.	Other Events

Change in Share Repurchase Program

On November 17, 2023, the Company sent a letter to shareholders of the Company relating to the Company’s decision to temporarily pause the sale and repurchase of the Company’s common stock and to perform a Net Asset Value (NAV) per share analysis. A copy of the letter to shareholders is attached hereto as Exhibit 99.1.

Safe Harbor Statement

This report contains forward-looking statements which are based on management’s current expectations and beliefs. Such forward-looking statements are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

EXHIBITS The following exhibits are filed herewith:

Exhibit No. Description

99.1	Letter to Shareholders, dated November 17, 2023.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVATE.MONEY REIT I, INC.

By:	/s/ Harold Hofer
Harold Hofer
Acting Interim Chief Executive Officer and Director

Date: November 17, 2023